Exhibit 99.3

Auditors’ Report

To the Shareholders of Geac Computer Corporation Limited

We have audited the consolidated balance sheets of Geac Computer Corporation Limited as at April 30, 2005 and 2004 and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the two-year period ended April 30, 2005.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the two-year period ended April 30, 2005 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario
June 22, 2005

Geac Computer Corporation Limited

Consolidated Balance Sheets

As at April 30, 2005 and 2004

(amounts in thousands of U.S. dollars)

	April 30,
	2005	2004
		(Revised – see note 2)
Assets
Current assets:
Cash and cash equivalents	$188,242	$86,050
Restricted cash	4,808	95
Short-term investments	—	26,500
Accounts receivable and other receivables (note 3)	56,853	55,837
Future income taxes (note 20)	8,292	15,247
Prepaid expenses and other assets (note 4)	8,230	8,437
Total current assets	266,425	192,166
Restricted cash	3,039	1,781
Future income taxes (note 20)	34,558	21,741
Property, plant and equipment (note 5)	22,005	23,843
Intangible assets (note 6)	23,841	32,628
Goodwill (note 7)	110,142	128,366
Other assets	6,156	6,378
Total assets	$466,166	$406,903

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 9)	$73,373	$79,691
Income taxes payable	22,997	34,538
Current portion of long-term debt (note 12)	424	391
Deferred revenue (note 10)	112,605	117,927
Total current liabilities	209,399	232,547
Deferred revenue (note 10)	2,058	2,256
Employee future benefits (note 15)	26,334	23,967
Asset retirement obligations (note 14)	1,678	1,648
Accrued restructuring (note 19)	1,769	5,864
Long-term debt (note 12)	4,630	4,550
Total liabilities	245,868	270,832
Shareholders’ Equity
Preference shares; no par value; unlimited shares authorized; none issued or outstanding	—	—
Common shares; no par value; unlimited shares authorized; issued and outstanding as at April 30, 2005—86,377,012 (2004—85,174,785)	131,445	124,019
Treasury shares; issued and outstanding as at April 30, 2005—816,598 (2004—nil)	(6,979)	—
Common stock options	12	44
Contributed surplus	6,353	2,368
Retained earnings	111,541	34,517
Cumulative foreign exchange translation adjustment	(22,074)	(24,877)
Total shareholders’ equity	220,298	136,071
Total liabilities and shareholders’ equity	$466,166	$406,903

Commitments and contingencies (notes 12, 16 and 22)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ C. KENT JESPERSEN	/s/ ROBERT L. SILLCOX
C. Kent Jespersen	Robert L. Sillcox
Chairman	Chairman of the Audit Committee

Geac Computer Corporation Limited

Consolidated Statements of Earnings

For the years ended April 30, 2005 and 2004

 (amounts in thousands of U.S. dollars, except share and per share data)

	Year ended April 30,
	2005	2004
Revenue:
Software	$71,040	$65,190
Support and services	360,947	355,019
Hardware	12,405	25,063
Total revenue	444,392	445,272
Cost of revenue:
Costs of software	7,991	7,663
Costs of support and services	142,634	146,316
Costs of hardware	9,732	21,117
Total cost of revenue	160,357	175,096
Gross profit	284,035	270,176
Operating expenses:
Sales and marketing	78,086	74,051
Research and development	57,878	58,805
General and administrative	58,472	62,774
Net restructuring and other unusual items (note 19)	(3,724)	(5,281)
Amortization of intangible assets	9,161	7,589
Total operating expenses	199,873	197,938
Earnings from operations	84,162	72,238
Interest income	3,318	1,265
Interest expense	(1,583)	(1,289)
Other income (expense), net	2,252	(1,374)
Earnings from operations before income taxes	88,149	70,840
Income taxes (note 20)	11,125	13,674
Net earnings	$77,024	$57,166
Basic net earnings per common share	$0.90	$0.68
Diluted net earnings per common share	$0.87	$0.66
Weighted average number of common shares used in computing basic net earnings per share (‘000s) (note 18)	85,574	84,645
Weighted average number of common shares used in computing diluted net earnings per share (‘000s) (note 18)	88,170	86,233

The accompanying notes are an integral part of these consolidated financial statements.

Geac Computer Corporation Limited

Consolidated Statement of Shareholders’ Equity

For the years ended April 30, 2005 and 2004

(amounts in thousands of U.S. dollars, except share data)

						Contributed Surplus	Retained Earnings/ (deficit)	Cumulative Foreign Exchange Translation Adjustment	Total Shareholders’ Equity
	Share capital
	Common Shares		Treasury Shares		Common Stock Options

		Amount		Amount
	(‘000s)		(‘000s)
Balance—April 30, 2003	84,136	$120,976	—	$—	$163	$—	$(22,649)	$(22,320)	$76,170
Issuance of common stock for cash (note 17)	1,039	2,907	—	—	—	—	—	—	2,907
Exercise of stock options granted in connection with acquisition of Extensity	—	119	—	—	(119)	—	—	—	—
Stock-based compensation (note 17)	—	—	—	—	—	2,385	—	—	2,385
Employee stock purchase plan (note 17)	—	17	—	—	—	(17)	—	—	—
Net earnings	—	—	—	—	—	—	57,166	—	57,166
Foreign exchange translation adjustment	—	—	—	—	—	—	—	(2,557)	(2,557)
Balance—April 30, 2004	85,175	124,019	—	—	44	2,368	34,517	(24,877)	136,071
Issuance of common stock for cash (note 17)	1,202	5,767	—	—	—	—	—	—	5,767
Exercise of stock options granted in connection with acquisition of Extensity	—	32	—	—	(32)	—	—	—	—
Stock-based compensation (note 17)	—	—	—	—	—	4,118	—	—	4,118
Exercise of stock options	—	1,143	—	—	—	(1,143)	—	—	—
Employee stock purchase plan (note 17)	—	484	—	—	—	(484)	—	—	—
Restricted share unit plan (note 17)
Compensation expense	—	—	—	—	—	1,494	—	—	1,494
Purchase of common shares for cash			817	(6,979)	—	—	—	—	(6,979)
Net earnings	—	—	—	—	—	—	77,024	—	77,024
Foreign exchange translation adjustment	—	—	—	—	—	—	—	2,803	2,803
Balance—April 30, 2005	86,377	$131,445	817	$(6,979)	$12	$6,353	$111,541	$(22,074)	$220,298

The accompanying notes are an integral part of these consolidated financial statements.

Geac Computer Corporation Limited

Consolidated Statements of Cash Flows

For the years ended April 30, 2005 and 2004

(amounts in thousands of U.S. dollars)

	Year ended April 30,
	2005	2004
		(Revised – see note 2)
Cash Flows from Operating activities
Net earnings	$77,024	$57,166
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	5,930	7,243
Amortization of intangible assets	9,161	7,589
Amortization of deferred financing costs (note 11)	943	607
Stock-based compensation (note 17)	6,527	2,385
Employee future benefits	4,370	2,272
Future income tax expense (note 20)	20,649	6,044
Release of tax reserves (note 20)	(14,113)	(3,020)
Accrued liabilities and other provisions	(2,165)	(6,015)
Gain on sale of assets (note 23)	—	(243)
Other	64	(46)
Changes in operating assets and liabilities:
Accounts receivable and other receivables	1,844	18,809
Prepaid expenses and other assets	788	4,902
Other assets	(627)	(2,552)
Accounts payable and accrued liabilities	(4,947)	(16,104)
Accrued restructuring	(10,560)	(1,685)
Asset retirement obligations (note 14)	(159)	—
Income taxes payable	(4,216)	4,367
Deferred revenue	(8,952)	(12,983)
Other	(1,605)	(2,150)
Net cash provided by operating activities	79,956	66,586
Cash Flows from Investing activities
Acquisition of Comshare less cash acquired (note 8)	—	(39,147)
Proceeds from sale of assets less cash divested (note 23)	—	339
Purchases of investments	(4,525)	(90,203)
Sales of investments	31,025	83,703
Additions to property, plant and equipment	(3,417)	(3,907)
Disposals of property, plant and equipment	46	278
Change in restricted cash	(5,893)	652
Net cash provided by (used in) investing activities	17,236	(48,285)
Cash Flows from Financing activities
Deferred financing costs	—	(2,828)
Issue of common shares	5,767	2,907
Purchase of common shares	(6,979)	—
Issuance of long-term debt	180	918
Repayment of long-term debt	(447)	(3,793)
Net cash used in financing activities	(1,479)	(2,796)
Effect of exchange rate changes on cash and cash equivalents	6,479	726
Cash and cash equivalents
Net increase in cash and cash equivalents	102,192	16,231
Cash and cash equivalents—Beginning of year	86,050	69,819
Cash and cash equivalents—End of year	$188,242	$86,050
Supplemental disclosures of cash flow information:
Interest paid	$391	$563
Income taxes paid, net of recoveries (note 20)	$6,322	$5,091

The accompanying notes are an integral part of these consolidated financial statements.

Geac Computer Corporation Limited

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(in thousands of U.S. dollars, except share and per share data unless otherwise noted)

1       NATURE OF OPERATIONS

Geac Computer Corporation Limited (“Geac” or “the Company”) is a global enterprise software company for business performance management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time.  Geac’s solutions include cross-industry enterprise application systems (EAS) for financial administration and human resources functions, expense management and time capture, budgeting, financial consolidation, management reporting and analysis and enterprise resource planning applications for manufacturing, distribution, and supply chain management.  These cross-industry applications are marketed globally and span a number of product lines. Geac also provides industry specific applications (ISA) tailored to the real estate, restaurant, property management, local government, and construction marketplaces, and for libraries, and public safety agencies.  Geac provides a broad range of professional services, including application hosting, consulting, implementation services, and training. Geac’s most significant international operations are in the United States, the United Kingdom and France.

2       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements comprise the financial statements of Geac and its subsidiary companies, which are fully owned by Geac.  All inter-company balances and transactions have been eliminated.

The consolidated financial statements have been prepared in United States (“U.S.”) dollars and in accordance with Canadian generally accepted accounting principles.  These principles are also in conformity, in all material respects, with United States generally accepted accounting principles, except as described in note 25 to the consolidated financial statements.

Reclassifications

Short-term Investments

The Company has adjusted its consolidated balance sheet as at April 30, 2004, and its consolidated statement of cash flows for the year ended April 30, 2004.  In February 2005, the Company determined that its previously issued consolidated balance sheet as at April 30, 2004 required an adjustment to reclassify $26,500 of auction rate securities from cash and cash equivalents to short-term investments.  The auction rate securities were classified as cash and cash equivalents as a result of the Company’s intent to liquidate them within a 60-day period; however the original maturities of the securities exceeded 90 days.  The adjustments to the Company’s consolidated balance sheet as at April 30, 2004 resulted in a decrease of cash and cash equivalents of $26,500 and an increase in short-term investments of $26,500.  In addition, adjustments to the Company’s consolidated statement of cash flows resulted in a decrease of $6,500 in cash from investing activities for the year ended April 30, 2004 as a result of net purchases of the auction rate securities.  These reclassifications had no impact on the Company’s results of operations.

As of August 1, 2004 the Company no longer held any auction rate securities and ceased investing in these securities given that interest rates increased on traditional investment vehicles.

Comparative figures

Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including allowance for doubtful accounts, future income tax assets and liabilities, intangible assets and goodwill, employee future benefits, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Foreign currency translation

Foreign operations maintain their accounts in local currencies using the temporal method. Non-monetary assets and liabilities are translated into local currency at approximate exchange rates prevailing when the assets were acquired or the liabilities were incurred. All other assets and liabilities are translated into local currency at fiscal year-end exchange rates. Intangible assets and property, plant and equipment are amortized or depreciated using the carrying amount. All other income and expense items are translated into local currency at the average rates of exchange prevailing during the year. Gains and losses that result from these translations are included in net earnings of the foreign operation.

The reporting currency is the U.S. dollar.  The assets and liabilities of the Company’s foreign operations maintained in local currencies are translated into U.S. dollars on consolidation at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year.  Equity items are translated at historical exchange rates.  These translation adjustments are recorded in the “cumulative foreign exchange translation adjustment” in shareholders’ equity until the sale of, or upon substantially complete liquidation of, an investment in a foreign entity.  At such time, the related cumulative translation adjustment is recorded in earnings.

Revenue recognition

Revenue consists primarily of fees for software licenses of the Company’s software products, maintenance fees, and professional service fees.

When a license agreement includes one or more elements to be delivered at a future date and vendor specific objective evidence (“VSOE”) of the fair value of all undelivered elements exists, the Company uses the residual method to recognize revenue.  Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.  If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established. VSOE for all elements of an arrangement is based upon the normal pricing and discounting practices for those elements when sold separately, and for maintenance services, may additionally be measured by the renewal rate.

Software license revenue is comprised of license fees charged for the use of the Company’s products licensed under single or multiple year or perpetual license arrangements in which the fair value of the license fee is separately determinable from maintenance fees and professional services fees.  For license arrangements that do not require significant modifications or customization of the software, the Company recognizes software license revenue when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable, and collection of the resulting receivable is probable.  Software is considered to have been delivered when the Company has provided the customer with the access codes that allow for immediate possession of the software or when, based on the shipping terms, delivery of the software products to the customer has occurred. Contract terms do not provide customers, including resellers, with product rotation rights or rights of return.  The Company’s assessment of a customer’s creditworthiness is a factor in the determination of whether or not collection is probable.  The determination of creditworthiness requires the exercise of judgment, which affects the Company’s revenue recognition.  If a customer is deemed not to be creditworthy, all revenue under arrangements with that customer is recognized upon receipt of cash.

Maintenance revenue is comprised of fees charged for post-contract customer support. Maintenance fee arrangements include ongoing customer support and rights to unspecified product updates “if and when available.”  Customer payments for maintenance are generally received in advance and are non-refundable.  Maintenance revenue is deferred and recognized on a straight-line basis as support and services revenue over the life of the related agreement, which is typically one year.

Revenues for professional services, including implementation services, are generally recognized as the services are performed.  When license arrangements include maintenance and professional services, the license fees are recognized upon delivery, provided that (1) the criteria described above for delivery have been met, (2) payment of the license fees is not dependent upon the performance or acceptance of the professional services, (3) the professional services are not essential to the functionality of the software, and (4) VSOE exists on the undelivered maintenance and professional services.  The Company uses VSOE of fair value for the professional services and maintenance to account for the arrangement using the residual method, regardless of any separately stated prices within the contract for each element.  VSOE of fair value of professional services is based upon the average hourly rate the Company charges when such services are sold separately.  When the Company enters into contracts to provide professional services only, revenue is recognized as the professional services are performed.  Fixed price professional services contracts are recognized on a proportional performance basis as determined by the relationship of contract costs incurred to date and the estimated total contract costs, which are regularly reviewed during the life of the contract, subject to the achievement of any agreed upon milestones.  In the event that a milestone has not been achieved, the associated cost is deferred and revenue is not recognized until the milestone has been accepted by the customer.

For arrangements that do not meet the criteria described above, both the license revenues and professional services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made.  The Company estimates the percentage-of-completion on contracts utilizing costs incurred to date as a percentage of the estimated total costs at project completion, subject to meeting agreed milestones.  In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the milestone has been accepted by the customer.  Recognized revenues and profit are subject to revisions as the contract progresses to completion.  Revisions in profit estimates are charged to earnings in the period in which the facts that give rise to the revision become known to the extent of the percentage of revenue recognized to date.  Maintenance revenue is deferred and recognized on a straight-line basis as “support and services” revenue over the life of the related agreement, beginning on the date that the maintenance services commence.  To date, the Company has had no contracts accounted for using the percentage of completion method.

The timing of revenue recognition may differ from contract payment schedules, resulting in revenues that have been earned but not yet billed.  These amounts are included in unbilled receivables.  Customer advances in excess of revenue earned and recognized are recorded as deferred revenue.

Research and development costs

Research costs are charged to operations as incurred. Product development costs are deferred if the product or process and its market or usefulness are clearly defined, the product or process has reached technological feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process.  Technological feasibility is attained when the software has completed system testing and has been determined viable for its intended use.  The time between the attainment of technological feasibility and completion of software development has historically been relatively short with immaterial amounts of development costs incurred during this period.  Accordingly, the Company has not capitalized development costs, other than product development costs acquired through business combinations.

Cash and cash equivalents

Cash and cash equivalents are composed of non-restricted cash and short-term, highly liquid investments with an original maturity of 90 days or less.  Cash equivalents are stated at amounts that approximate fair value, based on quoted market prices.

Restricted cash

Cash is considered to be restricted when it is subject to contingent rights of a third party, including customers, vendors, or government agencies. As at April 30, 2005, $250 of the Company’s restricted cash balance was related to customer holdbacks, lease and other deposits, and funds held in escrow related to a legal settlement.  An additional $2,823 was related to cash collateralization of bank guarantees issued for leased office space, vendor, customer and government agency obligations, and $4,774 was related to cash segregated by the Company to purchase common shares for its restricted share unit plan. As at April 30, 2004, $367 of the Company’s restricted cash balance was related to bid proposal deposits, customer holdbacks, lease and other deposits.  Additionally, $1,509 was related to cash collateralization of bank guarantees issued for leased office space, vendor, customer and government agency obligations.

Short-term investments

Short-term investments consist of auction rate securities with original maturities greater than 90 days that are available for sale.  The investments are classified in the consolidated balance sheet as current assets because they can be readily converted into cash or into securities with a shorter remaining time to maturity and because the Company is not committed to holding the investments until maturity.  The Company determines the appropriate classification of its investments at the time of purchase and re-evaluates such designations as of each balance sheet date.  Short-term investments are stated at amounts that approximate fair market value, based on quoted market prices.

Allowances for doubtful accounts

The Company maintains an allowance for doubtful accounts at an amount estimated to be sufficient to provide adequate protection against losses resulting from collecting less than full payment on its accounts receivable.  Individual overdue accounts are reviewed, and allowance adjustments are recorded when determined necessary to state accounts receivable at net realizable value. Additionally, the Company assesses the overall adequacy of the allowance for doubtful accounts by considering various factors including the aging of receivables, historical bad debt experience, and the general economic environment.  A considerable amount of judgment is required when the Company assesses the realization of accounts receivable, including assessing the probability of collection and the current creditworthiness of each customer.  If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts may be required.  Once all collection efforts are exhausted, the receivable is written-off against the balance in the allowance for doubtful accounts.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and are depreciated over the estimated useful lives of the related assets as follows:

•	Buildings	40 years straight-line
•	Computers, processing and office equipment and machinery	3 to 5 years straight-line
•	Software	2 to 3 years straight-line
•	Automobiles	4 years straight-line
•	Leasehold improvements	straight-line over the lease term
•	Assets under capital leases	straight-line over the useful lives of the assets, as indicated above

Property, plant and equipment are tested for impairment when evidence of a decline in value exists.  If it is determined that the carrying value of property, plant and equipment is not recoverable, a write-down to fair value is charged to earnings in the period that such a determination is made.

Asset retirement obligations

The Company has obligations with respect to the retirement of leasehold improvements at maturity of facility leases and the restoration of facilities back to their original state at the end of the lease term.  Accruals are made based on management’s estimates of current market restoration costs, inflation rates and discount rates.  At the inception of a lease, the present value of the expected cash payments is recognized as an asset retirement obligation with a corresponding amount recognized in property assets. The property asset amount is amortized, and the liability is accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and accretion charges in the consolidated statement of earnings.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value amounts assigned to net identifiable assets acquired and liabilities assumed. In accordance with Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3062, “Goodwill and Other Intangible Assets,” goodwill and indefinite lived intangible assets are reviewed for impairment annually. Goodwill is required to be tested for impairment between the annual tests if an event occurs or circumstances change such that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying value.

The Company completed its annual impairment test as of February 28, 2005, and concluded that there was no impairment of goodwill.  All remaining and future acquired goodwill will be subject to impairment tests annually, or earlier if indicators of potential impairment exist, using the present value of estimated future cash flows.  If it is determined that the carrying amount of goodwill exceeds the fair value of goodwill as a result of the impairment testing, a goodwill impairment loss will be recognized in the consolidated statement of earnings.

Intangible assets

The Company reviews the carrying value of amortizable intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

Intangible assets, which consist of acquired software, customer relationships and agreements, in-process research and development, and trademarks and names, are recorded at cost less accumulated amortization.  Intangible assets are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

•	Acquired software	1 to 5 years
•	Customer relationships and agreements	3 to 5 years
•	In-process research and development	3 to 5 years
•	Trademarks and names	4 years

Employee future benefit plans

The cost of providing benefits through defined benefit pensions is actuarially determined and recognized in earnings using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance and retirement ages of employees.  Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in earnings over the expected average remaining service life of employees.  Plan assets are valued at fair value.  The cost of providing benefits through defined contribution pension plans is charged to earnings in the period in respect of which contributions become payable.

Income taxes

Income taxes are accounted for under the liability method, whereby future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for income tax purposes.  A valuation allowance is provided for the portion of future tax assets that is more likely than not to remain unrealized.  Significant judgment is involved in determining the realizability of temporary differences and tax loss carry forwards.  Future income tax assets and liabilities are measured using substantively enacted income tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Future income tax assets and liabilities are adjusted for the effects of changes in income tax laws and rates in the period in which the change occurs.

Investment tax credits arising from research and development are deducted from the related costs and are included in the determination of earnings in the year they are recognized in the consolidated financial statements.  No investment tax credits have been recognized in the consolidated financial statements for the years ending April 30, 2005 and 2004.

Advertising costs

Advertising costs are expensed as incurred and included as a component of sales and marketing expenses.  Advertising expenses incurred for the years ended April 30, 2005 and 2004 were $3,572 and $3,408, respectively.

Shipping and handling costs

Shipping and handling costs are included in cost of revenue.

Legal contingencies

The Company is from time to time involved in various claims and legal proceedings.  Quarterly, it reviews the status of each significant matter and assesses its potential financial exposure.  If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, a liability is accrued for the estimated loss.  Significant judgment is involved in both the determination of probability and the determination as to whether an exposure is reasonably estimable.  Because of uncertainties related to these matters, accruals are based on the best information available at the time.  As additional information becomes available, the Company reassesses the potential liability relating to the pending claims and litigation and it may revise its estimates.  Such revisions in estimates or potential liabilities could have a material impact on the results of the Company’s earnings and financial position.

Stock-based compensation

In fiscal 2004, the Company prospectively adopted the revised recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments” (“Section 3870”), which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees.  Under the prospective method of adoption, compensation expense is recognized for awards granted after May 1, 2003 based upon the fair value of the awards at the grant date.  The fair value of the awards is recognized as compensation expense in sales and marketing expense, research and development expense, and general and administrative expense, with an increase in contributed surplus over the vesting period on a straight-line basis.  As employee stock options are exercised and as shares issued under the employee stock purchase plan (“ESPP”) are released, the portion of the contributed surplus balance relating to the employee stock options and shares issued under the ESPP is transferred to share capital.

Prior to May 1, 2003, the Company accounted for its employee stock options and shares issued under the ESPP using the settlement method and no compensation expense was recognized.

For awards granted during the year ended April 30, 2003, note 17 provides pro forma net earnings and earnings per share disclosure showing the impact of fair value accounting.  The pro forma effect of awards granted and shares issued prior to May 1, 2002 has not been included in the pro forma net earnings and earnings per share information.

The fair value of stock options and shares issued under the ESPP are estimated at the grant date using the Black-Scholes option pricing model.  This model requires the input of a number of key assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk free interest rates.  Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company.  If other assumptions were used, stock-based compensation expense could be significantly impacted.

The fair value of the Company’s deferred share units is charged to general and administrative using the graded vesting method.  Since the deferred share units will be settled in cash, the fair value of the vested share units is revalued each quarter until the settlement date.  The Company has set up a liability in the consolidated balance sheet for the total fair value of the vested deferred share units.

The Company’s restricted share units are measured at fair value at the grant date and amortized using the graded vesting method to compensation expense from the effective date of the grant to the final vesting date in sales and marketing expense, research and development expense, and general and administrative expense, with an increase in contributed surplus.  As restricted share units are released under the plan, the portion of the contributed surplus balance relating to the restricted share units is transferred to share capital.

Recently issued accounting pronouncements

Consolidation of Variable Interest Entities

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 15 (“AcG-15”) “Consolidation of Variable Interest Entities”.  AcG-15 addresses the consolidation of variable interest entities (“VIEs”), which are entities that have insufficient equity at risk to finance their operations without additional subordinated financial support and/or entities whose equity investors lack one or more of the specified essential characteristics of a controlling financial interest.  AcG-15 provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE.  The guideline was effective for the Company for its interim period beginning November 1, 2004.  As the Company did not and does not currently hold any variable interests, the adoption of AcG-15 did not have a material impact on its consolidated financial position, results of operations and cash flows.

Financial Instruments, Comprehensive Income, Hedges

On January 27, 2005, the Accounting Standards Board issued CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Handbook Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”) and Handbook Section 3865 “Hedges” (“Section 3865”).  Section 3855 expands on CICA handbook section 3860 Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how financial instrument gains and losses are to be presented.  Section 3865, Hedges, is optional.  It provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes and specifies how hedge accounting is applied and what disclosures are necessary when it is applied.  Section 1530 introduced a new requirement to temporarily present certain gains and losses outside net earnings in a new component of shareholders’ equity entitled Comprehensive Income.  These standards are substantially harmonized with U.S. GAAP and are effective for the Company beginning May 1, 2007.  The Company is currently evaluating the impact of these standards on its consolidated financial position, results of operations and cash flows.

3       ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Accounts receivable and other receivables consist of the following as at April 30:

	2005	2004
Trade accounts receivable	$52,589	$60,555
Allowance for doubtful accounts	(5,848)	(11,509)
Unbilled receivables	8,222	6,537
Other receivables (note 21)	1,890	254
	$56,853	$55,837

4       PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following as at April 30:

	2005	2004
Insurance	$1,636	$1,279
Maintenance	1,649	1,521
Deposits	835	1,242
Taxes	748	1,185
Rent	566	939
Prepaid other	2,364	1,647
Other assets	432	624
	$8,230	$8,437

5       PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as at April 30:

	2005
	Cost	Accumulated Depreciation	Net
Land	$2,279	$—	$2,279
Buildings	10,518	3,201	7,317
Computers, processing and office equipment and machinery	42,716	37,419	5,297
Software	1,752	1,553	199
Automobiles	550	504	46
Leasehold improvements	13,189	11,139	2,050
Asset retirement obligations	1,509	956	553
Assets under capital lease (i)	5,945	1,681	4,264
	$78,458	$56,453	$22,005

	2004
	Cost	Accumulated Depreciation	Net
Land	$2,175	$—	$2,175
Buildings	10,195	2,813	7,382
Computers, processing and office equipment and machinery	79,958	73,832	6,126
Automobiles	702	607	95
Leasehold improvements	14,889	11,539	3,350
Asset retirement obligations	1,648	907	741
Assets under capital lease (i)	5,424	1,450	3,974
	$114,991	$91,148	$23,843

(i)     Assets under capital lease consist of land and a building with a bargain purchase option.

6       INTANGIBLE ASSETS

Intangible assets consist of the following as at April 30:

	2005
	Cost	Accumulated Amortization	Net
Acquired software	$28,510	$11,712	$16,798
Customer relationships and agreements	10,839	5,146	5,693
In-process research and development	1,483	470	1,013
Trademarks and names	775	438	337
	$41,607	$17,766	$23,841

	2004
	Cost	Accumulated Amortization	Net
Acquired software(i)	$28,469	$5,574	$22,895
Customer relationships and agreements(i)	10,332	2,444	7,888
In-process research and development	1,483	173	1,310
Trademarks and names(i)	773	238	535
	$41,057	$8,429	$32,628

(i)            Additions of intangible assets in fiscal 2004 resulted primarily from the acquisition of Comshare, Incorporated (“Comshare”). (See note 8).

7       GOODWILL

Goodwill was as follows as at April 30:

	2005	2004
Goodwill	$110,142	$128,366

For the years ended April 30, 2005 and 2004 the Company completed its review for potential impairment and concluded that there was no impairment of goodwill.

The changes in the carrying amount of goodwill are as follows:

Balance as at April 30, 2003	$89,386
Goodwill from Comshare acquisition (note 8)	37,931
Goodwill adjustment related to acquisition reserves	(149)
Goodwill adjustment related to future tax assets	(962)
Foreign exchange impact	2,160
Balance as at April 30, 2004	128,366
Goodwill adjustment related to acquisition reserves	(1,602)
Goodwill adjustment related to future tax assets	(19,482)
Foreign exchange impact	2,860
Balance as at April 30, 2005	$110,142

During the year ended April 30, 2004 management determined that the valuation allowance related to the Extensity, Inc. acquisition completed in fiscal 2003 should be reduced by $962 due to new guidance issued by the relevant tax authority, as the more likely than not criteria was met during the year.  The goodwill for Extensity Inc. was also adjusted accordingly in fiscal 2004 for this same amount as well as for $149 related to a release of premise reserves.

During the year ended April 30, 2005, goodwill was reduced by $1,602 related to acquisition reserves that were reversed.  The Company released $644 related primarily to Comshare premises and severance reserves and a balance of $605 relating to Extensity premises reserves set-up at acquisition that were no longer required.  During the year, the Company also sublet three facilities, the leases of two of the facilities were assumed with the acquisition of Extensity and the lease of one facility was assumed with the Comshare acquisition.  As a result of these sublease agreements, the Company released $353 of the premises reserves which had been set-up at acquisition and were deemed to be no longer required.  Additionally, during the year, the Company reduced goodwill by $19,482 related primarily to an increase in future tax assets.  This increase related primarily to a release of valuation allowance of $14,970 and an adjustment to goodwill based on a Comshare tax filing of $4,512.

8       BUSINESS COMBINATION

On August 6, 2003 the Company acquired Comshare, a provider of corporate performance management software, based in Michigan, by way of a cash tender offer for all outstanding shares of Comshare at a price of $4.60 per share.  The acquisition was accounted for by the purchase method with the results of operations of the business included in the consolidated financial statements from the date of acquisition.

The total purchase price was approximately $55,772, consisting of $53,807 of cash and $1,965 of acquisition costs.  The purchase price was allocated to the fair value of assets acquired and liabilities assumed as follows:

Cash	$16,625
Other current assets	10,411
Office and computer equipment	909
Future income tax assets	6,323
Acquired intangible assets (including $20,253 of acquired software, $1,483 of in-process research and development, and $6,755 of customer agreements)	28,491
Goodwill	37,931
Current liabilities	(11,512)
Future income tax liabilities	(4,481)
Other liabilities (primarily pension obligation)	(28,925)
Total purchase price	$55,772

9       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following as at April 30:

	2005	2004
Accounts payable	$8,600	$9,504
Payroll and benefits	34,055	30,839
Accrued restructuring charges (note 19)	3,034	7,552
Accrued professional fees and legal costs	5,466	8,875
Commodity and property taxes	7,895	7,319
Hardware and third party software	3,691	3,241
Insurance	773	1,027
Other accrued liabilities	9,859	11,334
	$73,373	$79,691

10    DEFERRED REVENUE

Deferred revenue is comprised of deferrals for maintenance, license and professional services.  Long-term deferred revenue, as at April 30, 2005 and 2004, represents amounts received for maintenance and support services to be provided beginning in periods on or after May 1, 2006 and 2005, respectively.  The principal components of deferred revenue were as follows as at April 30:

	2005	2004
Maintenance	$104,113	$111,593
Licenses and professional services	10,550	8,590
Total deferred revenue	114,663	120,183
Less: Current portion	(112,605)	(117,927)
Deferred revenue—long-term	$2,058	$2,256

11    CREDIT FACILITY

On September 9, 2003 the Company and certain of its subsidiaries entered into a Loan, Guaranty and Security Agreement (the “Loan Agreement”) with Wells Fargo Foothill, Inc., pursuant to which the Company and certain of its subsidiaries obtained a three-year revolving credit facility (the “Facility”) with a $50,000 revolving line of credit, including a $5,000 letter of credit sub-facility.  The interest rate payable on advances under the Facility is, at the Company’s option, the prime rate plus 0.50% or LIBOR plus 3.00%.  The Facility is collateralized by substantially all of the assets of the Company and certain of its Canadian subsidiaries and guaranteed by certain of its Canadian, United Kingdom and Hungarian subsidiaries.  The Facility is available for the working capital needs and other general corporate purposes of the Company and its subsidiaries that are parties to the Loan Agreement. As of April 30, 2005, $2,185 of the letter of credit sub-facility has been utilized, and the remaining $47,815 revolving line of credit is available and has not been drawn on.

The financing costs of $2,828 incurred to close the transaction were recorded as other assets in the second quarter of fiscal 2004 and are being amortized to interest expense on a straight-line basis over the term of the Facility. Amortization expense related to these financing costs was $943 in fiscal 2005 and $607 in fiscal 2004.

The Company is subject to various customary financial covenants under the Facility.  The Company was in compliance with all such covenants as at April 30, 2005 and 2004.

12    LONG-TERM DEBT

Long-term debt consists of the following as at April 30:

	2005	2004
Uncollateralized loans
Euro loans bearing interest at 4.6% per annum, repayable in fiscal 2005	$—	$27
Capital lease obligations
Bearing interest at 8.0% per annum (2004 - 8.0% per annum), payable in Euros	5,054	4,914
Total long-term debt	5,054	4,941
Less: Current portion	(424)	(391)
Long-term debt	$4,630	$4,550

The interest expense on long-term debt is as follows:

	Year ended April 30,
	2005	2004
Interest expense on total long-term debt	$140	$206
Interest expense on capital lease obligation	$403	$334

The capital repayments required on the Company’s total long-term debt are as follows:

Year ending April 30,
2006	$424
2007	458
2008	495
2009	535
2010	578
2011 and subsequent	2,564
$5,054

13    FINANCIAL INSTRUMENTS

Financial instruments included in the consolidated balance sheets consist of cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables, unbilled receivables, accounts payable, accrued liabilities, income taxes payable, employee future benefits, asset retirement obligations, accrued restructuring and long-term debt.

a. Fair values of financial assets and liabilities

The fair values of cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables, unbilled receivables, accounts payable, accrued liabilities, and income taxes payable approximate their carrying values because of the short-term maturity of those instruments.  At April 30, 2005, there is no significant difference between the carrying value and the fair value of employee future benefits, asset retirement obligations, accrued restructuring and long-term debt.

b. Credit risk

The Company is subject to credit risk for billed and unbilled receivables and cash and cash equivalents.  The Company places its temporary excess cash in high-quality, short-term financial instruments issued or guaranteed by major financial institutions in the countries in which it operates or in similar low-risk instruments.  To date, the Company has not experienced significant losses on these investments.

Trade receivables are with customers in many diverse industries and are subject to normal industry credit risks.  The Company sells a significant portion of its software to customers in North America, Europe and Asia-Pacific.  Accordingly, adverse economic trends affecting these geographic locations may increase the Company’s credit risk in its trade accounts receivable.  The Company has adopted credit policies and standards intended to accommodate industry growth and inherent risk. In addition, ongoing credit evaluations of our customers’ financial condition are performed.  The Company does not obtain collateral for its trade receivables.

c. Interest rate risk

The Company is subject to interest rate risk on its senior secured credit facility.  The Facility will bear interest at a variable rate based on margin over the prime rate or LIBOR, as the case may be.  Since there is no amount outstanding under the senior secured credit facility, there would be no impact of a one percentage change in interest rates at April 30, 2005.

Additionally, there is no interest rate risk on the sub-facility of the senior secured credit facility or the long-term debt given that the Company is locked into fixed rates.

d. Foreign exchange risk

The Company is subject to foreign exchange risk because a significant portion of its business is transacted in currencies other than U.S. dollars.  The Company is not a party to any derivative instruments.

Many of its financial instruments are denominated in foreign currencies.  The amount of the net risk fluctuates in the normal course of business, as transactions in various jurisdictions are concluded.

14          ASSET RETIREMENT OBLIGATIONS

The Company has obligations with respect to the retirement of leasehold improvements at maturity of facility leases and the restoration of facilities back to their original condition at the end of the lease term.  For its year ended April 30, 2004, the Company early adopted the provisions of CICA Handbook Section 3110, “Asset Retirement Obligations” (“Section 3110”).

The following table details the changes in the Company’s leasehold retirement liability for the year ended April 30, 2005:

Asset retirement obligation balance, April 30, 2004	$1,648
Additions to the obligations	64
Accretion charges	96
Payment	(159)
Amounts released due to settlements	(498)
Revisions in estimates	387
Foreign exchange impact	140
Asset retirement obligation balance, April 30, 2005	$1,678

Discount rates used are based on credit-adjusted risk-free interest rates on government bonds ranging from 2.0% to 7.5% depending on the lease term.  Based on the Company’s current lease commitments, obligations are required to be paid through fiscal 2015.  Revisions to these obligations may be required if estimated restoration costs or discount rates change.  As at April 30, 2005 the total undiscounted amount estimated to settle the asset retirement obligation was $1,980.  During the year ended April 30, 2005, $159 (2004 – Nil) was paid to settle the Company’s asset retirement obligations.

15    EMPLOYEE FUTURE BENEFITS

Defined contribution pension plans

The Company sponsors a number of defined contribution plans in Europe, of which the most significant are in the United Kingdom, Italy and Germany. Contributions to the Company’s European defined contribution pension plans are generally based on salary and years of service.

The Company also sponsors a 401(k) plan in the United States, the Geac Computers, Inc. 401(k) savings plan (“401(k) Plan”).  Under the 401(k) Plan, employees can make pre-tax contributions of up to 50% of their eligible earnings, or post-tax contributions of up to 5% of their eligible earnings.  The Company matches 25% of employee pre-tax contributions up to a maximum of either 6% of the employee’s eligible earnings or $1.5, which ever is less.  The Company can also decide to make non-elective contributions based on a percentage of the employee’s eligible earnings and the Company’s profits.  Matching contributions are subject to a vesting schedule over a five year period, and non-elective contributions vest immediately.

Prior to the acquisition of Comshare, a subsidiary of Comshare in the United Kingdom maintained a defined contribution plan for some of the Comshare employees in the United Kingdom. In connection with the acquisition of Comshare, the Company assumed the defined contribution plan.  Since inception of the plan through June 30, 2002, the plan provided a minimum annual company contribution of 2.5% of the employee’s compensation and matching contribution up to an additional 2.5% of compensation, based on employee contributions.  Effective July 1, 2002 the Company contribution formula was amended to eliminate the minimum company contribution and cap the maximum company contribution at 3% of compensation.

The combined status of the Company’s defined contribution pension plans was as follows as at April 30:

	2005	2004
Defined contribution retirement obligation	$800	$846

Pension expense related to the Company’s defined contribution plans was approximately $1,901 (2004 - $2,283).

Defined benefit pension plan

The Company’s subsidiary in France has a defined benefit plan, which covers all employees working in France.  Under the plan, retiring allowances must by law be paid by the employer when the employee retires.  The payment is based upon number of years of service and salary level, and no amounts are required to be paid to employees who have less than five years of service.  There were no contributions to the plan for the year ended April 30, 2005.

The United Kingdom Comshare subsidiary also had a defined benefit plan which covered substantially all of its employees hired prior to January 1, 1994, based on years of service and final average salary.  This plan was frozen on April 1, 1997, with no further benefits accruing under the plan. As of April 30, 2005, the plan was funded to the minimum legal funding requirement.

The Company used a measurement date of April 30, 2005 for its pension plans and its accrued benefit obligations.  The most recent actuarial valuation of the pension plans for funding purposes was as of April 30, 2005.

The assumptions used in determining the actuarial present value of accrued pension benefits were developed by reference to expected long term market conditions. The weighted-average of significant assumptions adopted in measuring the Company’s obligations and costs are as follows as at April 30:

	2005	2004
Projected benefit obligation
Discount rate	5.23%	5.74%
Rate of compensation increase	0.06%	0.06%
Net periodic benefit cost
Discount rate	5.59%	5.44%
Expected rate of return on plan assets	5.86%	5.91%
Rate of compensation increase	0.33%	0.31%

Information about the Company’s defined benefit pension plans is as follows for the years ended April 30, 2005 and 2004:

	2005	2004
Change in benefit obligation
Accrued benefit obligation, beginning of year	$41,803	$682
Benefit obligation assumed upon the acquisition of Comshare	—	38,339
Interest cost on accrued benefit obligations	2,481	1,883
Service cost	81	63
Actuarial loss (gain)	3,445	(2,643)
Benefits payments	(660)	(532)
Prior service cost due to plan amendment	132	—
Assumption changes	85	48
Curtailment/settlement	—	(68)
Currency translation adjustment	3,265	4,031
Accrued benefit obligation, end of year	$50,632	$41,803

Change in plan assets
Fair value of plan assets, beginning of year	$21,834	$—
Pension assets acquired upon the acquisition of Comshare	—	18,817
Actual return on plan assets	2,194	1,609
Employer contribution	371	—
Benefits payments	(617)	(523)
Currency translation adjustment	1,761	1,931
Fair value of plan assets, end of year	$25,543	$21,834

Unfunded amount	$25,089	$19,969
Unamortized prior service cost	(122)	—
Unamortized actuarial gain	567	3,152
Net amount recognized in the consolidated balance sheets	$25,534	$23,121

	Year ended April 30, 2005	Year ended April 30, 2004
Components of net periodic pension cost
Current interest costs	$2,481	$1,886
Current service costs	81	66
Amortization of prior service costs	10	—
Less: Expected return on plan assets	(1,531)	(1,103)
Net period benefit cost	$1,041	$849

Plan assets

The asset allocation for the Company’s pension plan by asset category is as follows:

	Target Allocation 2006	Percentage of Plan Assets at April 30, 2005	Percentage of Plan Assets at April 30, 2004
Equity securities	60%	61.9%	61.7%
Debt securities	40%	38.1%	38.3%

The weighted average of the long-term rates of return that are expected on the actual assets held as of April 30, 2005 is 6.75% (2004 - 6.75%) per annum.  Asset return assumptions are derived following consideration of the Company’s current investment mix and from an analysis of long-term historical data relevant to the country where the plan is in effect and the investments applicable to the plan.

Investment Policy

The Company’s investment strategy for its plan assets is to seek a competitive rate of return relative to an appropriate level of risk. The assets of the plan are invested in equity and bond funds consistent with the requirements of local law.  Depending on the design of the plan, and local custom and market circumstances, the minimum liabilities of a plan may exceed qualified plan assets.

Future Contributions and Funding Policy

The Company made $371 (2004 – nil) in contributions to its defined benefit pension plans for the year ending April 30, 2005. The Company expects to contribute $382 to its defined benefit pension plans in 2006.  The Company’s intention is to fund its defined benefit pension plans in amounts at least sufficient to meet the minimum requirements of the applicable local laws and regulations.

Future benefit payments

Anticipated future retirement payments are as follows:

	Year ending April 30,
2006		$637
2007		$660
2008		$694
2009		$720
2010		$848
2011 and subsequent (per annum)	At least $	1,188

16           COMMITMENTS AND CONTINGENCIES

The Company has operating leases on rental equipment for varying terms up to a maximum of 5 years, leases on vehicles for varying terms up to a maximum of 4 years, and has entered into leases for the rental of premises for varying terms up to a maximum of 20 years.  Aggregate lease payments along with the anticipated sub-lease income in each of the next five years and thereafter are as follows:

	Year ending April 30,
	Aggregate lease payments	Anticipated sub-lease income
2006	$15,100	$3,333
2007	10,169	2,213
2008	6,996	1,286
2009	4,645	146
2010	3,966	125
2011 and subsequent	7,708	481
Total obligations under operating leases	$48,584	$7,584

The total expense incurred on operating leases for the year ended April 30, 2005 was $12,410 (2004—$16,151).  Anticipated sublease income relates to contractual amounts due from third parties who have sublet the Company’s leased premises.

The Company has a capital lease on land and a building (notes 5 and 12) for a remaining term of 6 years.  Aggregate lease payments on assets held under capital lease in each of the next five years are as follows:

Year ending April 30,
2006	$651
2007	651
2008	651
2009	651
2010	651
2011 and subsequent	3,772
7,027
Less: Imputed interest on capital lease obligations	(1,973)
Total obligations under capital leases	$5,054

As at April 30, 2005, letters of credit and bank guarantees are outstanding for approximately $5,138 (2004—$3,324) of which $2,823 (2004—$1,509) are cash collateralised and included in restricted cash.

See note 22 for legal contingencies.

17           SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares, with no par value, and an unlimited number of preference shares, with no par value, issuable in series.

Stock-based compensation

In fiscal 2004, the Company adopted the revised recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments” (“Section 3870”), which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted and shares issued under its Employee Stock Purchase Plan (“ESPP”) after May 1, 2003 and, accordingly, has recorded compensation expense in fiscal 2004 and fiscal 2005 with an increase in contributed surplus.  As employee stock options are exercised and as shares issued under the ESPP are released, the portion of the contributed surplus balance relating to the employee stock options and shares issued under the ESPP is transferred to share capital.

Prior to May 1, 2003, the Company accounted for its employee stock options and shares issued under ESPP using the settlement method and no compensation expense was recognized.

For awards granted during the year ended April 30, 2003, the standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options and shares issued under the ESPP using the fair value method.  The pro forma effect of awards granted and shares issued prior to May 1, 2002 has not been included in the pro forma net earnings and earnings per share information.

The estimated fair value of the stock options and shares issued under the ESPP are amortized to earnings over the vesting period, on a straight-line basis and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Assumptions—Stock Options	2005	2004
Weighted average risk-free interest rate	4.33%	4.20%
Weighted average expected life (in years)	7	7
Weighted average volatility in the market price of common shares	66.12%	71.71%
Weighted average dividend yield	0.00%	0.00%
Weighted average grant date fair values of options issued	$4.45	$3.16

Assumptions—ESPP	2005	2004
Weighted average risk-free interest rate	2.29%	2.94%
Weighted average expected life (in years)	0.50	0.25
Weighted average volatility in the market price of common shares	36.55%	32.91%
Weighted average dividend yield	0.00%	0.00%
Weighted average grant date fair values of awards or shares issued	$2.57	$1.00

For the year ended April 30, 2005, the Company expensed $3,495 (2004 - $2,368) relating to the fair value of options granted in fiscal 2004 and 2005 which vested in fiscal 2005 and $623 (2004 - $17) relating to the fair value of shares issued under the ESPP in 2005.  Contributed surplus was credited $4,118 ($2004 - $2,385) for these awards and the balance will be reduced as the awards are exercised.  The amount initially recorded for the awards in contributed surplus will be transferred to share capital along with the proceeds received on exercise.  Contributed surplus was reduced by $484 (2004 - $17) relating to shares issued under the ESPP during fiscal year 2005.

Stock option plan

Stock options have been granted to employees, directors, and executive officers to purchase common shares at or above the prevailing market price at the time of the grant under the Company’s various employee stock option plans.  Options under these plans typically vest over three to four years and expire ten years from the date granted.  Currently, the Company is only granting options under Geac’s Stock Option Plan VI (“Plan VI”).  The maximum number of shares reserved for Plan VI is 9,554,016. As at April 30, 2005, the total number still available to be issued under Plan VI was 1,360,362 (2004-441,106) options.

In March 2003, the Company acquired Extensity, Inc. In accordance with the terms of the merger agreement, the Company assumed all of the Extensity outstanding options on the closing date of March 6, 2003.  The fair value of $163 of the assumed options was recognized as part of the share capital of the Company for the year ended April 30, 2003.  During the year ended April 30, 2005, 20,619 (2004 – 85,710) of the 112,984 options were exercised, reducing the common stock options account by $32 (2004 - $119) and increasing the common shares account by $32 (2004 - $119).  The Company’s share capital account was credited $37 (2004 - $166) for cash received from employees exercising these options.

In connection with the Comshare acquisition in fiscal 2004, 1,535,250 options were granted on September 9, 2003, to employees of Comshare, under Plan VI, which vest over four years and expire ten years after the date of grant.

During fiscal 2005, 550,000 stock options (2004 -3,469,007)  were granted to employees, directors and executive officers which vest over four years and expire ten years subsequent to the grant date.

An analysis of the stock options outstanding under the employee stock option plans is as follows:

	2005		2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
	(‘000s of options)	$CDN	(‘000s of options)	$CDN
Outstanding—Beginning of year	9,255	$7.10	7,214	$7.10
Options granted	550	$8.36	5,004	$6.11
Options exercised	(991)	$5.94	(1,011)	$3.73
Options expired	(485)	$17.00	(1,361)	$4.67
Options forfeited	(1,678)	$5.52	(591)	$11.57
Outstanding—End of year	6,651	$6.92	9,255	$7.10
Weighted average exercise price of options exercisable—End of year		$7.67		$9.70

For the years ended April 30, 2005 and 2004, the Company’s share capital account was credited with $4,666 and $2,819 respectively, for cash received from employees upon the exercise of stock options including cash received in connection with the exercise of the Extensity options and $1,143 for a transfer from contributed surplus.

	Options Outstanding			Options Exercisable
Range of Exercise Prices $CDN	Number Outstanding as at April 30, 2005	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Outstanding as at April 30, 2005	Weighted Average Exercise Price
			$CDN		$CDN
$ 0.38 - 3.52	174,084	6.0	$2.94	160,550	$2.98
$ 4.24 - 5.01	1,277,311	7.6	$4.61	645,462	$4.51
$ 6.11 - 9.36	5,058,875	7.8	$6.99	2,067,813	$7.46
$10.15 - 29.25	112,000	4.4	$28.68	112,000	$28.68
$32.92 - 41.25	29,000	1.4	$37.61	29,000	$37.61
$ 0.38 - 41.25	6,651,270	7.6	$6.92	3,014,825	$7.67

The pro forma disclosure relating to options granted in fiscal 2003 is as follows:

	Year ended April 30,
	2005	2004
Net earnings—as reported	$77,024	$57,166
Pro forma stock-based compensation expense, net of tax	(402)	(967)
Net earnings—pro forma	$76,622	$56,199

Basic net earnings per share—as reported	$0.90	$0.68
Pro forma stock-based compensation expense per share	—	(0.01)
Basic net earnings per share—pro forma	$0.90	$0.67

Diluted net earnings per share—as reported	$0.87	$0.66
Pro forma stock-based compensation expense per share	—	(0.01)
Diluted net earnings per share—pro forma	$0.87	$0.65

The assumptions used to calculate pro forma stock-based compensation expense were as follows:

Weighted average risk-free interest rate	4.54%
Weighted average expected life (in years)	6.6
Weighted average volatility in the market price of common shares	75.81%
Weighted average dividend yield	0.00%
Weighted average grant date fair values of options issued	$2.09

Employee stock purchase plan

The Company’s employee stock purchase plan (the “Old ESPP”) became effective in August 2001.  Under the Old ESPP, membership was limited to employees resident in Canada and after entering continuous full-time employment with the Company or a subsidiary of the Company.  The maximum number of common shares issuable under the Old ESPP was 600,000.  During fiscal 2004, 26,973 shares were issued to employees under this plan at a weighted average price of Cdn$4.48 per share.  The Company’s share capital account was credited for $88 for cash received from employees for purchases of stock under the Old ESPP and $17 for a transfer from contributed surplus.

The Company’s 2003 Employee Stock Purchase Plan (the “New ESPP”) was approved by the Company’s shareholders in September 2003. Under the New ESPP, employees of the Company resident in Canada and the United States are entitled to participate with additional countries to be added over time.  The maximum number of common shares issuable under the New ESPP is 2,000,000 shares. As at April 30, 2005, 211,078 (2004 – nil) common shares were issued to employees under this new plan.  The Company’s share capital account was credited $1,101 for cash received from employees for purchases of stock under the New ESPP and $484 for a transfer from contributed surplus.

Amended and restated shareholder protection rights plan

The Company and a predecessor to Computershare Trust Company of Canada, as rights agent, entered into an agreement dated March 15, 2000 to implement a shareholder protection rights plan (the “Original Plan”).  The Company’s Board of Directors adopted, and the Company’s shareholders on September 10, 2003 approved, the amended and restated shareholder protection rights plan (the “Amended Plan”) thereby reconfirming and amending the Original Plan.  The Amended Plan is identical to the Original Plan in all material respects.

One right (a “Right”) was issued on March 15, 2000, the date of implementation of the Original Plan, for each common share that was outstanding on that date or issued subsequently.  Under the Amended Plan, the Rights were reconfirmed and the Company reconfirmed its authorization to continue the issuance of one new Right for each common share issued. Generally, each Right, except for Rights owned by an acquiring person (as defined in the Amended Plan) will, if certain events occur, constitute the right to purchase from the Company, on payment of the exercise price, that number of common shares of the Company having an aggregate market price equal to twice the exercise price, subject to adjustment in certain circumstances.  Prior to the separation time (as defined in the Amended Plan), the exercise price for a Right is equal to three times the market price from time to time. After the separation time, the exercise price is three times the market price at the separation time.  The Rights become exercisable after the separation time, which generally occurs ten days after a person acquires beneficial ownership of or announces an intention to acquire 20% or more of the voting securities of the Company, unless the Board of Directors determines that it should be a later date.  Until the separation time, the Rights trade together with the existing common shares.  The Board of Directors may, in certain circumstances, redeem outstanding Rights at a redemption price of $0.001 per Right.

Directors’ deferred share unit plan

In March 2004, the Board authorized a Director’s deferred share unit (DSU) plan. Under the DSU plan, the Human Resources and Compensation Committee of the Board, or its designee, may grant deferred share units to members of the Company’s Board of Directors relating to compensation for the services rendered to the Company as a member of the Board.  Units issued under the DSU plan may be subject to vesting conditions or certain share ownership requirements.  Each DSU entitles the participant to receive a cash payment or shares, at the option of the Company, upon termination of directorship in an amount calculated with reference to the trading price of a Geac common share on the Toronto Stock Exchange on the date of termination.  Ten thousand units were issued under this DSU plan as at April 30, 2004 to each non-executive Director of the Company, with one-third of the units vesting on the date of issuance, one-third vesting on April 30, 2005 and one-third vesting on April 30, 2006.  During the year ended April 30, 2005, an additional 6,000 units were issued to each non-executive Director of the Company.  Additionally, all units granted, including those granted in fiscal 2004, became immediately vested. As a result, the Company recognized compensation expense of $914 in general and administrative expense for the year ended April 30, 2005, with a corresponding liability included in accounts payable and accrued liabilities.

Restricted share unit plan

In September 2004, the Board of Directors authorized a Restricted share unit (RSU) plan.  Under the RSU plan, the Human Resources and Compensation Committee of the Board, or its designee, may grant restricted share units to employees of the Company as a bonus or similar payment in respect of services rendered to the Company.  Units issued under the RSU are currently subject to vesting conditions as follows; 20% vest one year subsequent to the grant date, 30% vest two years subsequent to the grant date, and 50% vest three years subsequent to the grant date. Each vested restricted share unit gives the employee the right to receive one share of the Company’s common stock.  As of April 30, 2005, 1,358,250 units were granted under the RSU plan.  The common shares for which restricted share units may be exchanged may be purchased on the open market by a trustee appointed and funded by the Company. As no common shares will be issued by the Company pursuant to the plan, the plan is non-dilutive to existing shareholders. As at April 30, 2005, the Trust had purchased 816,598 common shares from the open market for $6,979, which are reserved for issuance under the RSU plan.  Compensation expense related to the Company’s restricted share unit plan, was $1,494, for the year ended April 30, 2005.  As of May 5, 2005, all of the remaining common shares required for issuance under the RSU plan have been funded through open market purchases of the Corporation’s shares and are held in trust for the benefit of the RSU Plan participants.

18           WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

The following table summarizes the reconciliation of the basic weighted average number of common shares outstanding and the diluted weighted average number of common shares outstanding used in the diluted net earnings per share calculations:

	2005	2004
	(‘000s)	(‘000s)
Basic weighted average number of common shares outstanding	85,574	84,645
Employee stock options	2,334	1,588
Restricted share units	262	—
Diluted weighted average number of common shares outstanding	88,170	86,233

19           NET RESTRUCTURING AND OTHER UNUSUAL ITEMS

For the years ended April 30, 2005 and 2004, the recovery in net restructuring and other unusual items was comprised of the following:

	2005	2004
Unusual items	$1,701	$2,851
Restructuring reversals	2,023	2,430
Net restructuring and other unusual items	$3,724	$5,281

Unusual items

During the year ended April 30, 2005, unusual items was credited $1,566 related to an amount loaned to a former officer of the Company that was previously reserved and subsequently recovered.  See note 21.  Additionally, the Company reversed an accrued liability of $135 which, based on changing circumstances, was determined to no longer be required.

The fiscal 2004 unusual items credit balance of $2,851 is comprised of the reversal of previously accrued liabilities of approximately $1,916 which, based on changing circumstances, were determined to no longer be required, and a $2,170 liability balance relating to customer commitments from previous acquisitions which was reversed as a result of the fulfillment of the commitments.  Also, a pre-tax gain of $243 on the sale of the assets of the NTC Northern Ontario business was recorded in the third quarter of fiscal 2004.  These balances were reduced by a charge for $825 resulting from new information obtained on a capital lease obligation which required the Company to increase its outstanding liability balance, and by an increase of $653 in a pension obligation held by the Company resulting from an actuarial valuation.

Restructuring expense

For the year ended April 30, 2005, the Company recorded a reversal of $2,023, comprised of $1,383 in releases related to lease termination costs that are no longer required and $640 of severance amounts and other prior acquisition related reserves that were released to adjust the accruals to match the current estimates of the amounts required.

For the year ended April 30, 2004, the net restructuring credit balance of $2,430 was comprised of a release of $987 related to severance accruals as a result of plan amendments and employee attrition prior to their planned termination and $1,930 related to previously accrued lease termination costs that are no longer required.  This was reduced by a severance charge of $487 related to employee terminations in North America to align the Company’s workforce with existing and anticipated future market requirements.  Approximately 34 employees were terminated in the first half of fiscal year 2004, primarily from the support and services, development and sales and marketing areas.

Restructuring accrual

Activity related to the Company’s restructuring plans, business rationalization, and integration actions was as follows:

	Premises Restructuring	Workforce Reductions	Total
April 30, 2003 provision balance	$17,658	$5,625	$23,283
Fiscal year 2004 provision additions	3,101	5,990	9,091
Fiscal year 2004 costs charged against provisions	(4,860)	(8,661)	(13,521)
Fiscal year 2004 provision release	(3,699)	(1,738)	(5,437)
April 30, 2004 provision balance	12,200	1,216	13,416
Fiscal year 2005 provision additions	546	2,785	3,331
Fiscal year 2005 costs charged against provisions	(5,236)	(3,225)	(8,461)
Fiscal year 2005 provision release	(3,245)	(238)	(3,483)
April 30, 2005 provision balance	$4,265	$538	4,803
Less: Current portion (note 9)			(3,034)
Long-term portion of restructuring accrual			$1,769

For the year ended April 30, 2005, the Company accrued a total of $2,785 in severance and $546 in lease termination costs that related to the rationalization of the Company’s North American and European business locations.

As at April 30, 2005, the Company has a balance of $4,265 related to accrued premises restructuring cost.  The Company anticipates that the remainder of these balances will be utilized through fiscal 2008.  Of this amount, approximately $324 is related to the acquisition of Comshare and a balance of $1,913 remains related to the acquisition of Extensity.  The remainder of the balance relates to premises in the Company’s North American and European businesses.

As at April 30, 2005, a balance of $538 is remaining for severance, of which the remainder will substantially be paid by the end of the second quarter of fiscal 2006, and will include employees from the support and services, development, general and administrative and sales and marketing areas.

For the year ended April 30, 2004, the Company recorded a restructuring liability of approximately $4,992 related to the acquisition of Comshare.  An amount of $3,125 was accrued related to workforce reductions for 72 employees of Comshare in the general and administrative, support and services, and sales and marketing areas. As at April 30, 2004, restructuring of the Comshare workforce was substantially complete.  The remaining balance of $1,867 related to lease termination costs. Of this balance, $190 has been paid through April 30, 2004 and the remaining balance will be recognized through to the end of the contractual lease obligation of the premises.

During the year ended April 30, 2004, the Company also accrued $2,865 in severance and $1,234 in lease termination costs related to the rationalization of the North American and European businesses. As at April 30, 2004, a balance of approximately $1,082 was remaining for severance, of which the remainder was paid in the first half of 2005 and will include employees from the support and services, development and sales and marketing areas.  The remaining balance for accrued premises restructuring was $6,164 as at April 30, 2004.  The Company anticipates that the remainder of the balance will be utilized through fiscal 2009.

As at April 30, 2004, the remaining $4,359 balance related to the acquisition of Extensity is for reserves on premises, which are expected to be utilized through the second quarter of fiscal 2007.

During the year ended April 30, 2004, several smaller restructuring accruals relating to severance amounts and lease termination costs were released through the general and administrative expense line to adjust the accruals to match the current estimates of the amounts required.

20           INCOME TAXES

For the years ending April 30, 2005 and 2004, the provision for income taxes was $11,125 and $13,674, respectively, and the effective tax rates were 12.6% and 19.3%, respectively.  The decrease in the effective tax rate for fiscal 2005 from fiscal 2004 was predominantly due to a net release of reserves of $14,113 for tax filing positions due to a change in circumstances, compared to a release of reserves of $3,020 for fiscal 2004.

The provision for income taxes reflects an effective income tax rate that differs from the combined basic Canadian federal and provincial income tax rate for the reasons in the table below.

	Year ended April 30,
	2005	2004
Combined basic Canadian federal and provincial income tax rate	36.1%	36.5%
Provision for income taxes based on above rate	$31,839	$25,857
Decrease resulting from:
Tax reserve releases	(14,113)	(3,020)
Foreign tax rate differences	(1,782)	(2,647)
Change in valuation allowance	(5,726)	(9,030)
Other	907	2,514
Provision for income taxes per consolidated statements of earnings	$11,125	$13,674

Total amount of income taxes paid in excess of recoveries is $6,322 (2004—$5,091).

Income tax expense

	Year ended April 30,
	2005	2004
Current income tax expense	$(9,524)	$7,630

Change in temporary differences	7,929	1,191
Realization of non-capital loss carry-forwards	18,446	13,883
Change in valuation allowance	(5,726)	(9,030)
Future income tax expense	20,649	6,044

Total income tax expense	$11,125	$13,674

The following table shows the income tax effects of temporary differences and tax losses that gave rise to future income tax assets as at April 30:

	2005	2004
Provisions and other	$9,125	$14,773
Deferred revenue	95	1,893
Valuation allowance	(928)	(1,419)
Future income taxes—current	8,292	15,247

Property, plant and equipment and other	18,359	25,404
Non-capital loss carry-forwards	37,353	48,792
Capital loss carry-forwards	31,213	31,915
Intangible assets	(8,074)	(12,075)
Valuation allowance	(44,293)	(72,295)
Future income taxes—non-current	34,558	21,741

Total future income taxes	$42,850	$36,988

Substantially all of the Company’s activities are carried out through operating subsidiaries in a number of countries.  The income tax effect of operations depends on the income tax legislation in each country and operating results of each subsidiary and the parent Company.

The Company has non-capital losses of approximately $126,514 (2004—$160,842), which are available for carry-forward against taxable income in future years and which expire as shown in the table below. Certain non-capital losses may be subject to restrictions on their availability.

The Company has capital losses of approximately $106,063 (2004—$139,037), which are available for carry-forward against taxable capital gains in future years and which expire as shown in the table below.

	Capital Losses	Non-Capital Losses
2005	$—	$15,311
2006	—	8,060
2007	—	7,781
2008	577	2,688
2009 - 2023	—	27,616
Losses without expiry date	105,486	65,058
	$106,063	$126,514

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  Management evaluates a variety of factors, including the Company’s earnings history, the number of years the Company’s non-capital losses can be carried forward, and projected future taxable income.  As indicated in the table above, management has provided a valuation allowance for a portion of the non-capital loss carry-forwards in certain jurisdictions where it is unlikely that the entities will generate sufficient taxable income in the carry-forward years to utilize the losses and for all of the capital losses.  For the balance of future tax assets, although realization is not assured, management believes it is more likely than not that the future tax assets will be realized.

21           RELATED PARTY TRANSACTIONS

Accounts receivable and other receivables as at April 30, 2004 included a net loan receivable of $254 (net of a $1,566 allowance) due from a former officer of the Company in connection with a compensatory arrangement relating to his employment.  The Company held as collateral 250,625 common shares of the Company, a portion of which were purchased by the former officer with the proceeds of the loan. During the fourth quarter of fiscal 2005, the common shares of the Company were agreed to be sold with the majority of the proceeds to be remitted to the Company in settlement of the loan receivable.  As a result of the allowance release, as at April 30, 2005, accounts receivable and other receivables included an amount receivable of $1,820, resulting in a recovery of $1,566.  The recovery is included in “net restructuring and other unusual items” in the consolidated statement of earnings.  See note 19.  Subsequent to year end, the entire receivable balance was collected.

The Company also acquired legal services from a law firm in which the Company’s Senior Vice President, Mergers and Acquisition and Corporate Secretary is a partner, in the amount of $955 (2004—$1,420).  The expenses for these services have been included in general and administrative expenses in the consolidated statements of earnings. As at April 30, 2005 a balance of $216 (2004—$118) was owing to the law firm and has been included in accounts payable and accrued liabilities in the consolidated balance sheet.

22           LITIGATION AND CONTINGENCIES

Customer Indemnifications

The Company has entered into license agreements with customers that include limited intellectual property indemnification clauses.  The Company generally agrees to indemnify its customers against legal claims that its software products infringe certain third-party intellectual property rights.  In the event of such a claim, the Company is generally obligated to defend its customer against the claim and either to settle the claim at the Company’s expense or pay damages that the customer is legally required to pay to the third-party claimant.  The Company has not made any significant indemnification payments and has not accrued any amounts in relation to these indemnification clauses.

Litigation, Assessments and Claims

For the years ended April 30, 2005 and 2004, $548, and $3,587, respectively in additions were made related to legal claims. These amounts were classified in general and administrative expenses in the consolidated statement of earnings.

Activity related to the Company’s legal accruals was as follows for the years ended April 30, 2005 and 2004:

April 30, 2003 provision balance	$3,844
Fiscal year 2004 provision additions	3,587
Fiscal year 2004 costs charged against provisions	(3,125)
Fiscal year 2004 provision release	(109)
April 30, 2004 provision balance	4,197
Fiscal year 2005 provision additions	548
Fiscal year 2005 costs charged against provisions	(4,591)
Fiscal year 2005 provision release	(58)
April 30, 2005 provision balance	$96

Extensity, a company acquired by Geac in March 2003, is subject to a class action suit, which alleges that Extensity, certain of its former officers and directors, and the underwriters of its initial public offering in January 2000 violated U.S. securities laws by not adequately disclosing the compensation paid to such underwriters.  The class action suit has been consolidated with a number of similar class action suits brought against other issuers and underwriters involved in initial public offerings.  The plaintiffs seek an unspecified amount of damages.  The plaintiffs and issuer parties have entered into a settlement agreement to settle all claims, which will be funded by the issuers’ insurers.  On February 15, 2005, the Court issued an opinion granting preliminary approval of the settlement.

In addition, from time to time, Geac is subject to other legal proceedings, assessments and claims in the ordinary course of business.  At this time, in the opinion of management, none of these matters is reasonably expected to result in a material adverse effect on Geac’s financial position.

23           SALE OF NTC NORTHERN ONTARIO ASSETS

In fiscal 2004, the Company received total proceeds of $339 relating to the sale of the assets of the NTC Northern Ontario business on January 31, 2004. The transaction resulted in a gain of $243, which was recorded as an unusual item on the consolidated statement of earnings (note 19).

24           SEGMENTED INFORMATION

The Company reports segmented information according to CICA Handbook Section 1701, “Segment Disclosures.”  The Company operates the following business segments, which have been segregated based on product offerings, reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

Enterprise Applications Systems (EAS) offer software solutions, which include cross-industry enterprise business applications for financial administration and human resource functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management.

Industry-Specific Applications (ISA) products include applications for the real estate, construction, banking, local government, hospitality and publishing marketplaces, as well as a range of applications for libraries and public safety administration.

Accounting policies for the operating segments are the same as those described in note 2.  There are no significant inter-segment revenues. Segment assets consist of working capital items, excluding cash and cash equivalents.  Cash and cash equivalents are considered to be corporate assets.

For the year ended April 30, 2004, approximately $1,800 of general and administrative expenses has been reallocated from the EAS segment to the ISA segment to provide a more accurate portrayal of segment contribution.

	Year ended April 30, 2005
	EAS	ISA	Total
Revenue:
Software	$61,075	$9,965	$71,040
Support and services	281,096	79,851	360,947
Hardware	9,597	2,808	12,405
Total revenue	$351,768	$92,624	$444,392

Segment contribution	$93,509	$15,017	$108,526
Segment goodwill	$101,864	$8,278	$110,142
Total identifiable segment assets	$201,530	$18,799	$220,329

	Year ended April 30, 2004
	EAS	ISA	Total
Revenue:
Software	$54,826	$10,364	$65,190
Support and services	274,859	80,160	355,019
Hardware	21,574	3,489	25,063
Total revenue	$351,259	$94,013	$445,272

Segment contribution	$79,417	$9,273	$88,690
Segment goodwill	$120,195	$8,171	$128,366
Total identifiable segment assets	$225,865	$22,677	$248,542

Reconciliation of segment contribution to earnings from operations before income taxes

	Year ended April 30,
	2005	2004
Segment contribution	$108,526	$88,690
Corporate expenses	(18,927)	(14,144)
Amortization of intangible assets	(9,161)	(7,589)
Interest income (expense), net	1,735	(24)
Other income (expense), net	2,252	(1,374)
Net restructuring and other unusual items	3,724	5,281
Earnings from operations before income taxes	$88,149	$70,840

Reconciliation of segment assets to total Company assets

	April 30,
	2005	2004
Total identifiable segment assets	$220,329	$248,542
Other assets	6,156	6,378
Future income taxes	42,850	36,988
Cash and cash equivalents	188,242	86,050
Short-term investments	—	26,500
Restricted cash	7,847	1,876
Other unallocated assets	742	569
Total assets	$466,166	$406,903

Geographical information

	April 30, 2005		April 30, 2004
	Revenue	Property, Plant and Equipment Intangible Assets Goodwill and Other Assets	Revenue	Property, Plant and Equipment Intangible Assets Goodwill and Other Assets
Canada	$9,831	$9,243	$12,956	$8,682
U.S.A.	213,699	112,473	213,070	136,349
United Kingdom	87,650	22,698	84,579	27,697
France	50,135	7,249	54,042	7,590
Australia	20,607	2,709	21,265	3,615
All other	62,470	7,772	59,360	7,282
Total	$444,392	$162,144	$445,272	$191,215

Revenues in the above tables are based on the location of the sales organization, which reflects the location of the customers to which sales are made. Revenues are derived from the licensing of software, the resale of hardware and the provision of related maintenance and professional services.

25           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP; however the accounting policies, as reflected in these consolidated financial statements, do not materially differ from U.S. GAAP except as follows:

	Year ended April 30,
	2005	2004
Net earnings under Canadian GAAP	$77,024	57,166
Adjustments:
Stock-based compensation (a)	(53)	(204)
Write off of intellectual property in connection with the Comshare acquisition (b)	300	(1,308)
Recovery of share purchase loan (c)	(1,566)	—
Income taxes (d)	(920)	(70)
Net earnings under U.S. GAAP before cumulative catch-up adjustments	74,785	55,584
Cumulative adjustment for change in accounting policy for asset retirement obligations (e)	—	(736)
Net earnings under U.S. GAAP	74,785	54,848
Other comprehensive income (loss):
Foreign currency translation adjustment	2,625	(2,731)
Comprehensive income under U.S. GAAP	$77,410	$52,117

Net earnings per share under U.S. GAAP:
Basic net earnings per common share	$0.87	$0.65
Diluted net earnings per common share	$0.85	$0.64

Weighted average number of common shares used in computing basic net earnings per share (“000s)	85,574	84,645
Weighted average number of common shares used in computing diluted net earnings per share (“000s)	88,170	86,233

a)  Stock-based compensation

Accounting for stock-based compensation

As more fully described in note 2, the Company has prospectively adopted the new Canadian GAAP recommendations, which require that a fair value method of accounting be applied to all stock-based compensation awards to both employees and non-employees granted on or after May 1, 2003. The Canadian GAAP recommendations are substantially harmonized with the existing U.S. GAAP rules, which have also been adopted by the Company prospectively for all awards granted on or after May 1, 2003. Therefore, there is no GAAP difference for stock-based compensation and awards granted in fiscal 2004 and thereafter.

In fiscal 2003 and prior periods, the Company did not expense any compensation cost under Canadian GAAP. For U.S. GAAP, the Company elected to measure compensation cost based on the difference, if any, on the date of the grant, between the market value of the shares and the exercise price (referred to as the “intrinsic value method”) over the vesting period.

Pro forma disclosures

For awards granted prior to May 1, 2003, U.S. GAAP requires the disclosure of pro forma net earnings and earnings per share information for all outstanding awards as if the Company had accounted for employee stock options under the fair value method.

The following table presents net earnings and earnings per share information following U.S. GAAP for purposes of pro forma disclosures:

	Year ended April 30,
	2005	2004
Net earnings under U.S. GAAP—as reported above	$74,785	$54,848
Pro forma stock-based compensation expense, net of tax	(959)	(3,730)
Net earnings—pro forma	$73,826	$51,118

Basic net earnings per share under U.S. GAAP—as reported above	$0.87	$0.65
Pro forma stock-based compensation expense per share	(0.01)	(0.05)
Basic net earnings per share—pro forma	$0.86	$0.60

Diluted net earnings per share under U.S. GAAP—as reported above	$0.85	$0.64
Pro forma stock-based compensation expense per share	(0.01)	(0.05)
Diluted net earnings per share—pro forma	$0.84	$0.59

Fair values

The fair values of awards granted were estimated using the Black-Scholes option-pricing model (see note 2).  The Black-Scholes model was developed to estimate the fair value of traded options and awards, which have no vesting restrictions, and are fully transferable.  The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility and expected time until exercise.  Because the Company’s employee stock options and stock awards have characteristics significantly different from those of traded options and awards, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, existing models, including the Black-Scholes model, do not necessarily provide a reliable single measure of the fair value of its employee stock options and stock awards.

b)  Intangible assets

In-process research and development

In connection with the acquisition of Comshare on August 6, 2003, in-process research and development was acquired and capitalized under Canadian GAAP.  Under U.S. GAAP, such in-process research and development is charged to expense at the acquisition date.  As a result, under U.S. GAAP, the carrying value of the Company’s intangible assets on the consolidated balance sheet would be $22,833 (April 30, 2004 - $31,320) and the value of the Company’s long-term future income tax assets would be $34,961 (April 30, 2004 - $22,264).

Goodwill

Although the new Canadian GAAP section for Income Taxes is substantially harmonized with U.S. GAAP, it was applied prospectively and goodwill was not adjusted, resulting in differing carrying values of goodwill under Canadian and U.S. GAAP. Under U.S. GAAP, the carrying value of goodwill on the consolidated balance sheet would be $92,835 (2004—$111,235).

c)  Share purchase loan

Accounts receivable and other receivables as at April 30, 2004 included a net loan receivable of $254 (net of a $1,566 allowance) due from a former officer of the Company in connection with a compensatory arrangement relating to his employment.  The Company held as collateral 250,625 common shares of the Company, a portion of which were purchased by the former officer with the proceeds of the loan. During the fourth quarter of fiscal 2005, the common shares of the Company were agreed to be sold with the majority of the proceeds to be remitted to the Company in settlement of the loan receivable.  As a result of the allowance release, as at April 30, 2005, accounts receivable and other receivables included an amount receivable of $1,820, resulting in a recovery of $1,566.  The recovery is included in “net restructuring and other unusual items” in the consolidated statement of earnings.  See note 19.  Subsequent to year end, the entire receivable balance was collected.

Under Canadian GAAP, the loan is classified as an other receivable.  However, under U.S. GAAP, the loan is classified as a reduction of shareholders’ equity.  As a result, in accordance with U.S. GAAP, current and total assets and shareholders’ equity would be reduced by $1,820 (2004 - $254).  Additionally, the recovery of the loan would be treated as a capital transaction and not included in the consolidated statement of earnings.

d)  Income taxes

Included in “Income taxes” is the tax effect of the adjustments related to intangible assets and the recovery of the share purchase loan.

e)  Asset retirement obligations

Under U.S. GAAP, the Company adopted a new accounting standard dealing with accounting for asset retirement obligations during the year ended April 30, 2004.  This new accounting standard addresses the financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and associated retirement costs and is relatively consistent with Canadian requirements, which the Company adopted under Canadian GAAP (see note 2).  The main difference between the two standards is the method of adoption.  U.S. GAAP requires that the adoption be treated as a cumulative effect of an accounting change in fiscal 2004, whereas Canadian GAAP allows the financial statements of prior periods to be restated retroactively.  The adoption of the standard for U.S. GAAP resulted in the cumulative effect of an accounting change of $736 being charged against earnings for fiscal 2004 and the reversal of a charge under Canadian GAAP of $160 charged against earnings for fiscal 2003.

U.S. GAAP Recent accounting pronouncements

Share-Based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged.  In April 2005, the Securities and Exchange Commission (the “SEC”) postponed the effective date of SFAS 123R until the issuer’s first fiscal year beginning after June 15, 2005. Under the current rules, the Company will be required to adopt SFAS 123R in the first quarter of fiscal 2007, beginning May 1, 2006.  The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition.

The Company adopted the fair value method of accounting for all stock-based compensation awards to both employees and non-employees granted on or after May 1, 2003.  All stock-based compensation related to awards granted prior to April 30, 2003 is included in the pro forma disclosures above.  Under SFAS 123R, the Company must utilize one of the transition methods required by the standard to record the fair value of stock-based compensation related to these awards.  The transition methods include prospective and retroactive adoption options.  Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented.  The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies.  The Company is evaluating the requirements of SFAS 123R and SAB 107 and expects that the adoption of SFAS 123R on May 1, 2006 will not have a material impact on its consolidated results of operations and earnings per share.  The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

Exchanges of Non-monetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets—An Amendment of Accounting Principles Board Opinion No. 29, Accounting for Non-monetary Transactions” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Non-monetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company in the second quarter of fiscal 2006, beginning on August 1, 2005.  The Company does not believe adoption of Statement 153 will have a material effect on its consolidated financial position, results of operations or cash flows.